                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                     First Chesapeake Financial Corporation
                                (Name of Issuer)

                          Common Stock, $.00 Par Value
                         (Title of Class of Securities)

                                   319452 10 8
                                 (CUSIP Number)

                                 Kautilya Sharma
                          All American Companies, Inc.
                           999 Yamato Road, Suite 100
                            Boca Raton, Florida 33431
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.

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1    NAMES OF REPORTING PERSONS                                                  All American Companies, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                   22-3859992

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                      (b) [X]
                                                                                             (See Footnote 1)
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                                                   WC,OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                                                         [ ]

     N/A

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                                                            Delaware

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NUMBER OF          7    SOLE VOTING POWER                                                          13,674,709
SHARES
                   ------------------------------------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER                                                                 0
OWNED BY
                   ------------------------------------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER                                                              0
REPORTING
                   ------------------------------------------------------------------------------------------
PERSON WITH        10   SHARED DISPOSITIVE POWER                                                   3,674,709
                                                                                             (See Footnote 1)
                   ------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                                                      13,674,709

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   68%

-------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                                             CO

-------------------------------------------------------------------------------------------------------------

Footnote 1. Pursuant to the terms of a Lock-Up Agreement by and among the Reporting Person, Mark Mendelson, Mark Glatz, Bill Everslage, John Papandon, Pasquale Nestico and Paul Dandridge, dated as of July 30, 2003 (the "Lock-Up Agreement"), the Reporting Person may be deemed to be a part of a group for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, and may be deemed to share dispositive power with respect to 3,674,709 shares of Common Stock of the Issuer. See Item 5, herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     The name of the subject company is First Chesapeake Financial Corporation ("First Chesapeake"), a Virginia corporation, with principal offices at 999 Yamato Road, Suite 100, Boca Raton, Florida 33431. This statement relates to First Chesapeake's common stock, $.00 per share.

Item 2. Identity and Background.

     (a) - (c); (f). All American Companies, Inc. (the "Company") is a corporation organized under the laws of Delaware with principal offices at 999 Yamato Road, Suite 100, Boca Raton, Florida 33431. The Company's principal business is the provision of off-site clerical services to the medical industry, collection services for its own accounts and others and telemarketing services.

     The members of the Board of Directors and the executive officers of the Company are listed below. The business address of each of the following persons is the address of the Company. Each of the following persons is a citizen of the United States.

          (a) Mr. Kautilya Sharma, director and Chief Executive Officer;
          (b) Ms. Sheenoo Sharma, director and President; and
          (c) Mr. Utpal Dutta, director and Secretary.

     Mr. Sharma and Ms. Sharma are husband and wife. Ms. Sharma is the direct beneficial owner of approximately 35.43% of the Company and, as trustee for the Sheenoo Sharma Irrevocable Trust, has investment control over approximately 47.24% of the Company.

     (d);(e). During the last five years, neither the Company or any of its officers or directors, any person controlling the Company, nor any officer or director of any person controlling the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or found to be in violation of such laws.

Item 3. Source of Funds.

     The Company acquired 13,674,709 shares (the "Shares") of First Chesapeake's common stock for total consideration of $1,040,000 (the "Purchase Price"). The Company purchased 10,000,000 newly issued shares directly from First Chesapeake for $300,000 pursuant to that certain Securities Purchase Agreement by and between the Company and First Chesapeake, dated July 30, 2003 (the "Securities Purchase Agreement"), and purchased 3,674,709 shares for an aggregate purchase price of $740,000 pursuant to that certain Stock Purchase Agreement (the "Stock Purchase Agreement") by and among the Company, Mark Mendelson and Mark Glatz (collectively, Messrs. Mendelson and Glatz are hereinafter sometimes referred to as the "Sellers"). Mr. Mendelson is the Chairman of the Board of Directors and Chief Executive Officer of First Chesapeake and Mr. Glatz is the Chief Financial Officer of First Chesapeake. The Company paid $539,000 of the Purchase Price for the Shares from its working capital. The remaining $501,000 of the Purchase Price for the Shares was obtained pursuant to that certain Promissory Note, dated as of July 15, 2003, issued by the Company in favor of the Sellers (the "Promissory Note").

Item 4. Purpose of Transaction.

     (a); (b); (d); (f). On July 30, 2003, pursuant to the Securities Purchase Agreement and Stock Purchase Agreement, the Company acquired 68% of the outstanding shares of First Chesapeake. The Company has a sufficient number of Shares to control the election of directors of First Chesapeake as and when the terms of such directors expire. As vacancies on the Board of Directors occur, at the time of annual meetings of shareholders or otherwise, the Company in the ordinary course may propose candidates for election to the Board of Directors of First Chesapeake; and given the Company's ability to control the election of directors, any candidates that are from time to time proposed by the Company will in all likelihood be successful candidates. Thus, the Company has the ability, and intends, to exercise control over First Chesapeake. As a result, the Company has caused Kautilya Sharma, Utpal Dutta and Donald Vinik to be appointed to First Chesapeake's Board of Directors.

     (c); (e); (g) - (j). Not applicable

Item 5. Interest in Securities of the Issuer.

     (a) - (c). The Company beneficially owns 13,674,709 shares of common stock, representing approximately 68% of First Chesapeake's outstanding shares. The Company has sole power to vote the Shares. Pursuant to the terms of the Escrow Agreement, referred to in the next paragraph, the Company does not have sole or shared power to dispose of the 10,000,000 newly-issued shares; however, pursuant to the terms of the Lock-Up Agreement, the Company has shared power to dispose of the 3,674,709 shares purchased from the Sellers. By virtue of the Lock-Up Agreement, the Company may be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, the Company disclaims membership in any group within the meaning of Section 13(d). The Lock-Up Agreement shall in no way be construed as an admission that the Company is a member of a group with any other party to such agreements for purposes of Section 13(d) or otherwise.

     The Company, however, will obtain sole power to dispose of the Shares upon the satisfaction of certain conditions (the "Conditions") set forth in that certain Escrow Agreement by and among the Company, the Sellers, Messrs. Dandridge, Papandon and Nestico and Klehr, Harrison, Harvey, Branzburg & Ellers LLP, (the "Escrow Agent"), dated as of July 30, 2003 (the "Escrow Agreement"). If the Company does not satisfy the Conditions, then all voting and dispositive power with respect to 3,674,709 shares shall automatically revert to the Sellers, and the remaining 10,000,000 shares shall be canceled by First Chesapeake.

     The Company has not effected any transaction regarding the securities of First Chesapeake within the past 60 days other than the transactions listed in Item 3.

     The Company's officers and directors (i) do not beneficially own or have the right to acquire any shares of First Chesapeake, or (ii) have not otherwise effected any transaction in the shares of First Chesapeake within the past 60 days.

     (d). Pursuant to the Escrow Agreement, the Escrow Agent shall retain the Shares, all dividends and property distributed with respect of the Shares, including, without limitation, any shares issued as a result of stock splits, stock dividends or other recapitalizations until such time as the Shares are released from escrow pursuant to the terms of the Escrow Agreement.

     (e). Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           See Items 3 and 5 above.

Item 7. Material to be Filed as Exhibits

          Exhibit  Description
          -------  -----------
            1.     Form of Securities Purchase Agreement
            2.     Form of Stock Purchase Agreement
            3.     Form of Escrow Agreement
            4.     Form of Lock-Up Agreement
            5.     Form of Promissory Note

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2003


                                      ALL AMERICAN COMPANIES, INC.


                                      By: /s/ Kautilya Sharma
                                          --------------------------------------
                                          Name: Kautilya Sharma
                                          Title: Chief Executive Officer